UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39164

Indonesia Energy Corporation Limited
(Translation of registrant’s name into English)

Dea Tower I, 11th Floor, Suite 1103 Jl. Mega Kuningan Barat Kav. E4.3 No.1-2 Jakarta, Indonesia 12950
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report are the unaudited condensed consolidated financial statements of Indonesia Energy Corporation Limited (the “Company”) as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019. This exhibit adds additional unaudited financial statements as well as financial statement footnotes to the similar unaudited financial statements for the same periods provided by the Company pursuant Exhibit 99.1 to the Form 6-K filed by the Company on September 29, 2020.

Attached as Exhibit 99.2 to this report is an Operating and Financial Review for the Company’s six-month periods ended June 30, 2020 and 2019. This exhibit is substantially similar to Exhibit 99.2 provided by the Company pursuant to a Form 6-K filed by the Company on September 29, 2020.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K Report and the exhibits hereto contain certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this Form 6-K Report and the exhibits hereto are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors” in our Form 20-F filed with the SEC on June 15, 2020. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	our overall ability to meet our goals and strategies, including our plans to drill additional wells at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

●	the economic, capital markets and social impact of the worldwide novel coronavirus (COVID-19) pandemic on the demand for, and price of, our oil and gas products in Indonesia and the price of our oil and gas products;

●	our ability to estimate our oil reserves;

●	our ability to anticipate our financial condition and results of operations;

●	the anticipated prices for oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	our expectations regarding our relationships with the Indonesian government and its oil and gas regulatory agencies;

●	relevant Indonesian government policies and regulations relating to our industry; and

●	our corporate structure and related laws, rules and regulations.

Should one or more of the foregoing risks or uncertainties materialize, should any of our assumptions prove incorrect, or should we be unable to address any of the foregoing factors, our actual results may vary in material and adverse respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: January 27, 2021	By:	/s/ Wirawan Jusuf
	Name:	Wirawan Jusuf
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited condensed consolidated financial statements of the Company as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019
99.2	Operating and Financial Review for the six-month periods ended June 30, 2020 and 2019